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                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934

                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867


News Release



                                                       FOR RELEASE 12:01 PACIFIC
                                                               NOVEMBER 19, 2003

INVESTOR CONTACT:                                                 PRESS CONTACT:
Mark Lamb                                                          Mary Erickson
Director - Investor Relations                               Reidy Communications
(425) 519-4034                                                    (605) 325-3286
markl@onyx.com                                      mary@reidycommunications.com

   ONYX BELIEVES ITS OPEN PROPOSAL TO ACQUIRE PIVOTAL REMAINS SUPERIOR TO ALL
                                 PUBLIC OFFERS

BELLEVUE, Wash - Onyx(R) Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today reiterated that its proposal to the Pivotal Board of Directors remains open.

"While Onyx is positioned to thrive on its own, the strong synergies resulting from adding the positive assets of Pivotal into our business could further enhance the opportunity to create value for both companies' shareholders," said Brent Frei, Onyx Software CEO. "For nearly a decade we've delivered industry-recognized technology and services that have helped organizations of all sizes achieve positive ROI and business impact from CRM. We believe that no company or organization is better positioned to deliver value for Pivotal customers than Onyx."

ONYX BELIEVES THAT IT OFFERS A SUPERIOR FIT FOR PIVOTAL
Onyx Software's proposal offers Pivotal customers:

      - A corporate culture focused on CRM success, as recently highlighted by CRM Magazines's acknowledgement of Onyx as #1 in the mid-market, recognition of Onyx customer UPMC Health Plan as a CRM Elite award winner, and recognition of Onyx CEO Brent Frei and Onyx Chief Technology Officer Mary Reeder as most influential leaders in CRM.

      - The experience of Onyx Software's industry leading customer satisfaction, which was validated by a report published yesterday by Gartner, Inc. That report cited Onyx as one of the two highest rated vendors in customer satisfaction. The study also noted that Onyx clients rated themselves as having more mature deployments than competitors, including Siebel and Pivotal users. In the same study, Pivotal appeared at the bottom of a vendor list, which was arranged in order from highest customer satisfaction to lowest.

      - The benefits of Onyx Software's proven, fourth-generation web architecture. In an interview published November 17th in Insightexec available at HTTP://WWW.INSIGHTEXEC.COM/CGI-BIN/ITEM.CGI?ID=130152,
            AMR Research analyst Laura Preslan commented "Onyx has a broader set of functionality, but more importantly, a better architecture than Pivotal."

      - Customer-deployed vertical extensions in financial services, healthcare and government - all key areas of focus for Pivotal.
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      -     Global deployment capabilities in the Americas, Europe, Asia and the
            Pacific Rim, with multi-site deployments by name-brand companies in each region.


"A large portion of the Pivotal customer base is currently stuck on their client server product and we believe that others are not realizing returns on their CRM investment," Frei said. "We expect that many of Pivotal's customers will choose to rapidly migrate to our leading full-featured web architecture with greater confidence and a dramatically-improved customer experience. I can't see how Pivotal's customer challenges will be remedied with any other potential combination."

ONYX BELIEVES ITS PROPOSAL PROVIDES SUPERIOR VALUE TODAY

Under the terms of the proposal, the companies would be combined on the basis of
0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation, or approximately 12.5 million shares of Onyx. The Onyx proposal values Pivotal shares at approximately $2.25 per share, based on the $4.73 closing price of Onyx common stock on November 11, 2003. That value is approximately $2.40 based on the average closing price of $5.067 for Onyx common stock over the thirty day period ended November 11, 2003. Based on yesterday's closing price of $4.21 for Onyx common stock, the Onyx proposal values Pivotal shares at approximately $2.00. These values compare favorably to the Talisma offer valued at $1.78 per Pivotal share.

In the five trading sessions since Onyx Software's announcement, the NASDAQ trading volume in Pivotal stock exceeded 9.2 million shares and 1.2 million shares were traded on the Toronto Stock Exchange -- all at prices in excess of the existing $1.78 Talisma offer - strongly indicating that the financial community believes that the Onyx proposal is superior. "Shareholders who preferred Talisma's lower cash offer could have and may yet be able to sell their shares for $1.78 or higher," said Brian Henry, Onyx Software Executive VP and CFO. "Buyers of Pivotal shares in these recent sessions clearly believe that value of the stock is greater than $1.78."

ONYX BELIEVES ITS PROPOSAL OFFERS SUPERIOR PROSPECTS FOR THE FUTURE

Onyx Software's proposal:

      - Offers Pivotal shareholders and employees equity participation in what would be the second largest pure play CRM vendor

      - Is expected to result in synergies leading to incremental quarterly profits and cash flows to the combined entity that Onyx believes could approach $2 million as early as one to two full quarters following the acquisition

      -     Does not require financing as a condition

      -     Is expected to be completed in the first calendar quarter of 2004

      - Puts Pivotal assets with Onyx - a company that has delivered better operating performance and equity valuation

The Onyx proposal offers both Pivotal and Onyx shareholders the opportunity to benefit from a complementary geographic presence and market segment focus that's unique to the proposed Onyx-Pivotal combination. In addition, the combination is expected to provide significant potential cost savings resulting from the elimination of organizational overlaps.

ABOUT ONYX SOFTWARE

Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, info@onyx.com or HTTP://WWW.ONYX.COM/.
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This communication is not a solicitation of a proxy from any security holder of
Pivotal Corporation or Onyx Software Corporation. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at:
<www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including statements about the ability of Onyx to deliver value for Pivotal customers, the success current Pivotal customers with their CRM deployments, the likelihood that Pivotal customers will migrate to Onyx products, the merits of the Onyx proposal relative to the Talisma offer, the anticipated cost savings and expected revenues of the combined Onyx/Pivotal entity, the amount of positive cash flow that would be generated by the combined entity and the timing of commencement of same, the anticipated time in which the transaction would be closed, Onyx's view of the financial market's perception of the stock prices of each company and the potential benefit to Pivotal shareholders of the transaction. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the transaction does not come to fruition, the risk that the combined entity does not produce the benefits or realize the costs savings that Onyx anticipates, the risk that Onyx is unable to successfully integrate the two entities in a timely manner, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended September 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.